Exhibit A

Identification of Subsidiary

Uber Technologies, Inc. (the “Reporting Person”) has filed the accompanying Schedule 13G pursuant to Rule 13d-1(c). The Class A common stock, par value $0.0001 per share, of Lucid Group, Inc. reported in the accompanying Schedule 13G are held directly by SMB Holding Corporation, a wholly-owned subsidiary of the Reporting Person.